Volaris Reports December 2023 Traffic Results:

85% Load Factor

Mexico City, Mexico, January 4, 2024 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) ("Volaris" or "the Company"), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its December 2023 preliminary traffic results.

In December 2023, Volaris' ASM capacity decreased by 3.1% year-over-year, while RPMs decreased by 2.3%; the result was a load factor increase of 0.7 pp YoY to 85.4%. Volaris transported 2.8 million passengers during the month, a 4.6% decrease compared to December 2022. Mexican domestic RPMs decreased by 11.1%, while international RPMs increased by 18.4%.

Enrique Beltranena, Volaris' President and CEO said: "Our December traffic results reinforced our confidence in the resilience of our network and the strength of our business plan for 2024. We are pleased with the demand we experienced during the holiday high season, which, along with the changes we have implemented to our network, helped us achieve high-single-digit year-over-year total unit revenue growth. Equally important, our booking curve gives us confidence that this trend will be sustained in the first quarter".

	Dec 2023	Dec 2022	Variance	YTD Dec 2023	YTD Dec 2022	Variance
RPMs (million, scheduled & charter)
Domestic	1,809	2,034	-11.1%	22,422	21,623	3.7%
International	1,020	861	18.4%	11,027	8,569	28.7%
Total	2,829	2,895	-2.3%	33,449	30,191	10.8%
ASMs (million, scheduled & charter)
Domestic	2,025	2,385	-15.1%	25,630	24,604	4.2%
International	1,286	1,034	24.4%	13,260	10,676	24.2%
Total	3,311	3,419	-3.1%	38,890	35,281	10.2%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	89.3%	85.3%	4.0 pp	87.5%	87.9%	(0.4) pp
International	79.3%	83.3%	(4.0) pp	83.2%	80.3%	2.9 pp
Total	85.4%	84.7%	0.7 pp	86.0%	85.6%	0.4 pp
Passengers (thousand, scheduled & charter)
Domestic	2,108	2,342	-10.0%	25,909	25,043	3.5%
International	706	606	16.4%	7,588	6,007	26.3%
Total	2,813	2,949	-4.6%	33,497	31,051	7.9%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Glossary

Revenue passenger miles (RPMs): Number of seats flown by passengers multiplied by the number of miles the seats are flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles the seats are flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. ("Volaris" or "the Company") (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 231 and its fleet from 4 to 129 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit ir.volaris.com.